Decarbonization Plus Acquisition Corporation

712 Fifth Avenue, 36th Floor

New York, NY 10019

September 21, 2020

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation

Draft Registration Statement on Form S-1
Confidentially Submitted on August 20, 2020
CIK No. 0001716583

Ladies and Gentlemen:

Set forth below are the responses of Decarbonization Plus Acquisition Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2020, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001716583, confidentially submitted to the Commission on August 20, 2020. The Company has filed the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Draft Registration Statement on Form S-1 Submitted August 20, 2020

Financial Statements
Statements of Operations, page F-4

1.	Please tell us how you considered the need to include comparative financial information for the period ended June 30, 2019. Reference is made to Rule 8-03(a)(5) of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the financial statements in the Registration Statement to include unaudited Statement of Operations, Statement of Changes in Stockholder’s Equity and Statement of Cash Flows for the period from January 1, 2019 through June 30, 2019.

Securities and Exchange Commission

September 21, 2020

Exhibits, page II-5

2.	We note you identified director nominees in your Management section on page 95. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act.

RESPONSE: The Company respectfully advises the Staff that the Company has filed a consent for each director nominee as an exhibit to the Registration Statement.

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Securities and Exchange Commission

September 21, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Decarbonization Plus Acquisition Corporation

By:	/s/ Robert Tichio
Name:	Robert Tichio
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.

Derek Dostal, Davis Polk & Wardwell LLP